08049040

First Clover Leaf Financial Corp.™



We're Better Together.

2007 ANNUAL REPORT

TABLE OF CONTENTS

First Clover Leaf Financial Corp.™

We're Better Together.

www.firstcloverleafbank.com

April 2008

To Our Valued Shareholders:

On behalf of our Board of Directors, Officers, and Staff, we are pleased to present the 2007 Annual Report of First Clover Leaf Financial Corp.

2007 may well go down in history as one of the toughest years for the financial sector. While our common stock has been trading at a steep discount to its high, this seems to be in reaction to the general downward trend of all financial stocks. I am pleased to report, however, that we do not own any sub-prime mortgages or their related securities, which have plagued our industry and resulted in the losses that have dominated the headlines for the past year.

During 2007 we repurchased 491,200 shares of our common stock and during the first quarter of 2008 we completed the repurchase of an additional 5% of our outstanding common stock. As a result, we have repurchased a total of 897,300 shares as of this date.

We continued to enjoy very strong growth across our balance sheet in 2007, ending with total assets of $413.3 million. Net loans grew by almost $40.9 million in the year, from $244.0 million to $284.9 million. This represented a very significant increase of 16.8%, in a highly competitive, contracting credit market. As a result of this growth, we completed 2007 with a very strong loan/deposit ratio of 97.8%. While growing our loan portfolio we have held steadfast to our quality standards, and have been diligent in assessing our reserve adequacy.

2007 after tax earnings of $2.4 million were up substantially over the 2006 level of $1.8 million. On a per share basis this represents an increase of $0.04 cents per share, to $0.27 cents per share, over the 2006 number.

In the fall of 2007 we began construction on a new banking facility in Wood River, IL. This represents our first facility outside of Edwardsville. We anticipate its opening in the second quarter of 2008. We are quite excited about the potential that this represents to our Company.

With an equity to assets ratio of 21.4% at December 31, 2007, we continue to be one of the most heavily capitalized institutions in our market. We believe the current problems in the financial industry may present opportunities to leverage our strong capital position and thus enhance our return on equity to our shareholders.

300 St. Louis Street
P.O. Box 540
Edwardsville, Illinois 62025
Phone: 618-656-6200
Fax: 618-656-0371

6814 Goshen Road
P.O. Box 540
Edwardsville, Illinois 62025
Phone: 618-656-6122
Fax: 618-656-1712

2143 S. State Route 157
P.O. Box 540
Edwardsville, Illinois 62025
Phone: 618-692-9900
Fax: 618-692-9565

We view this need to leverage our strong capital position as a significant priority. While we have leveraged through significant organic growth, we clearly must be open to the development of acquisitions and the potential of new lines of business.

The 2008 Annual Meeting of the Stockholders of First Clover Leaf Financial Corp will be held at the Sunset Hills Country Club, 2525 South State Route 157, Edwardsville, Illinois, on Wednesday May 28 at 4:00 pm.

We look forward to seeing you there. Thank you for your continued support.

Sincerely yours,

Dennis M. Terry
President & CEO

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF FIRST CLOVER LEAF FINANCIAL CORP.

The following information is derived from the audited consolidated financial statements of First Clover Leaf Financial Corp. For additional information, reference is made to "Management's Discussion and Analysis of First Clover Leaf Financial Corp.'s Financial Condition and Results of Operations" and the consolidated financial statements of First Clover Leaf Financial Corp. and related notes included elsewhere in this Annual Report.

	At December 31,				
	2007	2006	2005	2004	2003
			(In thousands)		
Selected Financial Condition Data:					
Total assets	$ 413,252	$ 410,292	$ 140,158	$ 138,194	$ 120,971
Loans, net (1)	284,919	245,025	115,645	112,161	101,145
Cash and cash equivalents	37,085	92,665	3,428	1,637	2,144
Securities available for sale	54,150	45,832	12,944	14,334	9,856
Securities held to maturity	—	—	353	472	669
Federal Home Loan Bank Stock	5,604	5,604	6,214	7,771	5,402
Deposits	291,195	270,830	102,112	98,254	97,931
Securities sold under agreements to repurchase	15,893	29,438	—	—	—
Subordinated debentures	3,842	3,798	—	—	—
Federal Home Loan Bank Advances	10,432	10,326	—	2,900	4,000
Stockholders' equity – substantially restricted (2)	88,681	93,329	37,708	36,596	18,719

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Selected Operating Data:					
Total interest income	$ 22,401	$ 13,869	$ 7,748	$ 7,267	$ 7,007
Total interest expense	12,084	6,545	2,987	2,528	2,812
Net interest income	10,317	7,324	4,761	4,739	4,195
Provision for loan losses	347	367	—	—	30
Net interest income after provision for loan losses	9,970	6,957	4,761	4,739	4,165
Other income	626	298	14	9	(29)
Other expense	6,771	4,392	1,764	1,580	1,528
Income before income taxes	3,825	2,863	3,011	3,168	2,608
Income taxes	1,419	1,026	1,148	1,223	995
Net income	$ 2,406	$ 1,837	$ 1,863	$ 1,945	$ 1,613
Basic earnings per share (3)	$ 0.27	$ 0.23	$ 0.25	$ 0.26	N/A
Diluted earnings per share (3)	$ 0.27	$ 0.23	$ 0.25	$ 0.26	N/A

(1) Net of the allowance for loan losses.
(2) Stockholders' equity is substantially restricted due to capital requirements imposed under Federal capital regulations.
(3) Per share information for periods prior to 2006 has been adjusted to reflect the 1.936-to-one exchange ratio in connection with our second-step conversion that was completed in July 2006. Basic and diluted earnings per share for 2004 is based on weighted-average shares outstanding from June 29, 2004 the date of the completion of our initial minority stock offering through December 31, 2004.

	At or For the Years Ended December 31,				
	2007	2006	2005	2004	2003
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets (ratio of net income to average total assets) ..	0.63%	0.77%	1.34%	1.50%	1.37%
Return on equity (ratio of net income to average stockholders' equity)	2.62	3.32	5.01	6.89	8.91
Average interest rate spread (1)	1.88	2.36	2.68	3.17	3.20
Dividend payout ratio (2)	88.89	104.35	76.00	13.73	—
Dividends per share (3)	0.24	0.24	0.19	0.04	—
Net interest margin (4)	2.90	3.25	3.48	3.71	3.56
Efficiency ratio (5)	61.88	57.63	36.94	33.28	36.68
Non-interest expense to average total assets	1.77	1.80	1.27	1.22	1.30
Average interest-earning assets to average interest-bearing liabilities	130.12	130.90	136.00	126.77	117.21
Asset Quality Ratios:					
Non-performing assets and impaired loans to total assets	1.04%	0.96%	0.01%	—%	0.12%
Non-performing and impaired loans to total loans	1.50	1.60	0.01	—	0.13
Net charge-offs (recoveries) to average loans outstanding	0.06	—	—	—	—
Allowance for loan losses to non-performing and impaired loans	44.29	43.61	2,853.33	14,266.67	306.43
Allowance for loan losses to total loans	0.67	0.70	0.37	0.38	0.41
Capital Ratios:					
Stockholders' equity to total assets at end of year	21.46%	22.75%	26.90%	26.48%	15.47%
Average stockholders' equity to average assets	24.03	23.06	26.82	21.77	15.37
Tangible capital	16.97	16.16	22.13	21.24	15.46
Tier 1 (core) capital	16.97	16.16	22.13	21.24	15.46
Tier 1 risk-based capital ratio (6)	23.32	25.33	41.75	40.39	29.82
Total risk-based capital ratio (7)	23.65	26.02	42.36	41.01	30.50
Other Data:					
Number of full service offices	3	4	1	1	1

(1) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the year.

(2) Dividends declared per share divided by diluted earnings per share.

(3) Per share information for periods prior to 2006 has been adjusted to reflect the 1.936-to-one exchange ratio in connection with our second step conversion that was completed in July 2006. The following table sets forth aggregate cash dividends paid per year, which is calculated by multiplying the dividend declared per share by the number of shares outstanding as of the applicable record date:

	For the Years Ended December 31,			
	2007	2006	2005	2004
	(In thousands)			
Dividends paid to public Stockholders	$ 2,097	$ 1,475	$ 622	$ 117
Dividends paid to First Federal Financial Services, MHC	n/a	–	15	–
Total dividends paid	$ 2,097	$ 1,475	$ 637	$ 117

Payments listed above exclude cash dividends waived by First Federal Financial Services, MHC of $517,000 for the six months ended June 30, 2006 and $783,000 and $151,000 during the years ended December 31, 2005 and 2004, respectively. First Federal Financial Services, MHC completed its "second-step" mutual to stock conversion on July 10, 2006 and ceased to exist as of that date. First Federal Financial Services, MHC began waiving dividends in October 2004, and as of July 10, 2006, waived dividends totaling $1,451,000.

(4) The net interest margin represents net interest income as a percent of average interest-earning assets for the year.

(5) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

(6) For the years ended December 31, 2007 and 2006, Tier 1 risk-based capital ratio represents Tier 1 capital of First Clover Leaf Bank, divided by its risk-weighted assets as defined in federal regulations on required capital. For the years ended 2005, 2004 and 2003, Tier 1 risk-based capital ratio represents Tier 1 capital of First Federal Savings and Loan Association of Edwardsville, divided by its risk-weighted assets as defined in federal regulations on required capital.

(7) Total risk-based capital ratio represents total capital divided by risk-weighted assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FIRST CLOVER LEAF FINANCIAL CORP.'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects First Clover Leaf Financial Corp.'s consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from our audited consolidated financial statements, which appear elsewhere in this Annual Report. You should read the information in this section in conjunction with the business and financial information regarding First Clover Leaf Financial Corp. (First Clover Leaf) provided elsewhere in this annual report.

Forward Looking Statements

This document contains certain "forward-looking statements," which may be identified by the use of words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, competition, changes in accounting principles, policies, or guidelines, changes in legislation or regulation, and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

Overview

First Clover Leaf's results of operations depend primarily on net interest income. Net interest income is the difference between the interest earned on interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash and cash equivalents), and the interest paid on interest-bearing liabilities, consisting of demand and NOW accounts, money market, savings and term certificate accounts and borrowings. Our results of operations also are affected by our provision for loan losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of service charges and fee income on deposit accounts and customer debit and credit card holders, acquired as a result of our July 2006 acquisition of Clover Leaf Bank, as well as loan servicing income and gains on sale of loans that we sold but on which we retained the servicing rights. Non-interest expense currently consists primarily of compensation and employee benefits, occupancy, data processing, directors' fees and professional fees. The results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

The year ended December 31, 2007 was the first full year of operations following the acquisition of Clover Leaf Bank by First Federal Savings & Loan Association which occurred on July 10, 2006.

Total assets increased to $413.3 million at December 31, 2007 from $410.3 million at December 31, 2006. The increase was primarily due to a $40.9 million increase in loans, an $8.4 million increase in securities, and a $9.8 million increase in interest-earning time deposits. These increases were substantially offset by a $55.6 million decline in cash and cash equivalents. Loans, net, amounted to $284.9 million at December 31, 2007 compared to $244.0 million at December 31, 2006. The increase was due primarily to new loan originations in excess of loan collections of $40.8 million.

Deposits increased to $291.2 million at December 31, 2007 from $270.8 million at December 31, 2006. This net increase of $20.4 million is after a decrease of $34.9 million by one significant customer.

Due to the nature of this customer's business, large fluctuations in its deposit accounts are a normal occurrence.

Stockholders' equity decreased $4.6 million to $88.7 million at December 31, 2007 from $93.3 million at December 31, 2006 primarily as a result of the repurchase of $5.4 million of First Clover Leaf Financial Corp.'s common stock and the payment of cash dividends in the amount of $2.1 million. The decrease in equity was partially offset by $2.4 million in net income.

Net interest income increased to $10.3 million for 2007 from $7.3 million for 2006. The increase was due primarily to the increase in the average balance of loans and investments from the July 2006 acquisition of Clover Leaf Bank, and the continued growth during 2007 of the commercial loan portfolio.

Critical Accounting Policy

First Clover Leaf considers the allowance for loan losses to be its critical accounting estimate, due to the higher degree of judgment and complexity than its other significant accounting estimates. The allowance for loan losses is evaluated quarterly by management and is based upon consideration of current economic conditions, First Clover Leaf's loan portfolio composition and historical loss experience used to estimate probable losses as well as the level of nonperforming assets and classified assets. Management also reviews individual loans for which full collectibility may not be reasonably assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The analysis has two components: specific and general allocations. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral, adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. Management also analyzes historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general allowance for loan losses. Actual loan losses may be significantly more than the allowances established, which could have a material negative effect on First Clover Leaf's financial results.

While First Clover Leaf has established its existing allowance for loan losses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing our loan portfolio, will not request an increase in the allowance for loan losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases to the allowance will not be necessary if loan quality deteriorates.

Comparison of Financial Condition at December 31, 2007 and December 31, 2006

Total Assets. Total assets increased to $413.3 million at December 31, 2007 from $410.3 million at December 31, 2006. Federal funds sold increased to $25.7 million at December 31, 2007 from $20.5 million at December 31, 2006. Cash and due from banks and interest-earning deposits decreased to $11.4 million at December 31, 2007 from $72.1 million at December 31, 2006. The large decrease was partially due to loan growth and a significant customer deposit at the end of December 2006 of which approximately $40.0 million was dispersed by the end of the first quarter in 2007. This type of fluctuation is a normal occurrence for this customer.

Securities available for sale increased to $54.2 million at December 31, 2007 from $45.8 million at December 31, 2006. The increase was due primarily to purchases of $23.0 million, partially offset by calls, maturities and paydowns of $15.3 million.

Interest-earning time deposits increased to $10.0 million at December 31, 2007 from $286,000 at December 31, 2006. First Clover Leaf was able to earn a higher yield on excess cash by investing in short-term four-week time deposits versus overnight funding options.

Loans, net, amounted to $284.9 million at December 31, 2007, compared to $244.0 million at December 31, 2006. The increase was due primarily to new loan originations in excess of loan collections of $40.8 million. There were no loans held for sale at December 31, 2007 compared to $1.0 million at December 31, 2006.

Property and equipment increased to $7.4 million at December 31, 2007 from $6.9 million at December 31, 2006 primarily due to the renovation of one branch office, and the purchase of land for a branch expansion in the Wood River, Illinois market. We had entered into a real estate contract with a local contractor to purchase for the sum of $625,000, three additional lots and a newly constructed building prior to the final build-out, in accordance with agreed upon plans and specifications as outlined by both parties. The closing of this purchase occurred in February 2008. In addition, the Park Street branch location was sold for $590,000 in August 2007. This sale was planned as part of the acquisition of Clover Leaf Bank, as this acquisition resulted in two branch offices within a one mile radius.

Accrued interest receivable increased to $1.8 million at December 31, 2007 from $1.6 million at December 31, 2006, due principally to the purchases of securities, new loan originations and timing of interest on loans. Core deposit intangible decreased to $1.5 million at December 31, 2007 from $2.1 million at December 31, 2006. This decrease was due to the normal scheduled amortization of the asset.

Total Liabilities. Deposits increased to $291.2 million at December 31, 2007 from $270.8 million at December 31, 2006. This net increase of $20.4 million was after a decrease of $34.9 million by one significant customer. This type of fluctuation is a normal occurrence for this customer. Interest-earning deposits increased $27.6 million primarily due to an increase in our time deposits. Short-term time deposits have continued to be a popular product due to the volatile stock market and lack of high-yielding investment options for consumers. Accrued interest payable rose to $1.1 million at December 31, 2007 from $686,000 at December 31, 2006. This increase was due primarily to the increased deposit base. Securities sold under agreements to repurchase were $15.9 million at December 31, 2007 compared to $29.4 million at December 31, 2006. The $13.5 million decline in these borrowings was due primarily again to the activity of one significant client, whose balances in this account are subject to large fluctuations due to the nature of this client's business. Federal Home Loan Bank advances at December 31, 2007 were $10.4 million compared to $10.3 million at December 31, 2006. The $6.5 million line of credit that matured during 2007 was renewed.

Stockholders' Equity. Stockholders' equity decreased to $88.7 million at December 31, 2007 from $93.3 million at December 31, 2006, primarily as a result of the repurchase of $5.4 million of First Clover Leaf Financial Corp.'s common stock and the payment of cash dividends in the amount of $2.1 million. The decrease in equity was partially offset by $2.4 million in net income.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

General. Net income increased to $2.4 million for the year ended December 31, 2007 from $1.8 million for the year ended December 31, 2006. The increase in net income resulted from higher net interest income and non-interest income which more than offset higher non-interest expense and higher income taxes.

As previously stated, the year ended December 31, 2007 represents the first full year of operations following the acquisition of Clover Leaf Bank on July 10, 2006. Therefore, 2006 results reflect only six months of income and expense related to Clover Leaf Bank. Note 2 to the Consolidated Financial Statements includes pro forma information giving effect to the purchase accounting adjustments and summarizing the results of operations for the year ended 2006 as though the acquisition had been completed as of the beginning of the year.

Net interest income. Net interest income increased to $10.3 million for the year ended December 31, 2007 from $7.3 million for the year ended December 31, 2006. Net average interest-earning assets were $82.5 million for 2007, compared to $53.1 million for 2006. The ratio of average interest-earning assets to average interest-bearing liabilities dropped to 130.12% for 2007 from 130.90% for 2006. The interest rate spread decreased to 1.88% for 2007 from 2.36% for 2006. The average rate earned on interest-earning assets increased by 13 basis points during 2007, while the average rate paid on interest-bearing liabilities increased by 60 basis points. The decline in the interest rate spread was attributable to the cost of funds rising faster than the yield on interest-earning assets.

The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred loan fees, discounts and premiums that are amortized or accreted to interest income or expense.

	Years Ended December 31,								
	2007			2006			2005		
	Average Outstanding Balance	Interest (4)	Yield/Rate	Average Outstanding Balance	Interest (4)	Yield/Rate	Average Outstanding Balance	Interest	Yield/Rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans, gross	$ 261,417	$ 17,668	6.76%	$ 172,932	$ 11,306	6.54%	$ 113,888	$ 6,712	5.89%
Securities	53,289	2,800	5.25	23,963	1,172	4.89	14,342	613	4.27
Federal Home Loan Bank stock	5,604	129	2.30	6,152	230	3.74	6,501	343	5.28
Interest-earning balances from depository institutions	35,911	1,804	5.02	21,980	1,161	5.28	2,244	80	3.57
Total interest-earning assets	356,221	22,401	6.29	225,027	13,869	6.16	136,975	7,748	5.66
Non-interest-earning assets	26,133			14,979			1,757		
Total assets	$ 382,354			$ 240,006			$ 138,732		
Interest-bearing liabilities:									
Interest-bearing transaction...	$ 57,651	2,129	3.69	$ 20,012	636	3.18	$ —	—	—
Savings deposits	20,704	538	2.60	31,971	672	2.10	25,774	483	1.87
Time deposits	161,104	7,807	4.85	108,652	4,640	4.27	74,275	2,490	3.35
Securities sold under agreement to repurchase	20,105	735	3.66	3,895	164	4.21	—	—	—
Federal Home Loan Bank advances	10,387	577	5.56	5,377	284	5.28	669	14	2.09
Subordinated debentures	3,818	298	7.81	1,999	149	7.45	—	—	—
Total interest-bearing liabilities	273,769	12,084	4.41	171,906	6,545	3.81	100,718	2,987	2.97
Non-interest-bearing liabilities	16,722			12,764			811		
Total liabilities	290,491			184,670			101,529		
Stockholders' equity	91,863			55,335			37,203		
Total liabilities and stockholders' equity	$ 382,354			$ 240,006			$ 138,732		
Net interest income		$ 10,317			$ 7,324			$ 4,761	
Net interest rate spread (1)			1.88%			2.36%			2.68%
Net interest-earning assets (2)	$ 82,452			$ 53,121			$ 36,257		
Net interest margin (3)			2.90%			3.25%			3.48%
Ratio of interest-earning assets to interest-bearing liabilities			130.12%			130.90%			136.00%

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Interest on loans includes $150,383 and $128,020 of loan fees collected in 2007 and 2006, respectively.

The following table presents the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended December 31, 2007 vs. 2006		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(In thousands)		
Interest-earning assets:			
Loans	$ 5,787	$ 575	$ 6,362
Securities	1,435	193	1,628
Federal Home Loan Bank stock	(20)	(81)	(101)
Interest-earning balances from depository institutions	736	(93)	643
Total interest-earning assets	7,938	594	8,532
Interest-bearing liabilities:			
Interest-bearing transaction	1,198	295	1,493
Savings deposits	(238)	104	(134)
Time deposits	2,236	931	3,167
Securities sold under agreement to repurchase	682	(111)	571
Federal Home Loan Bank advances	264	29	293
Subordinated debentures	135	14	149
Total interest-bearing liabilities	4,277	1,262	5,539
Change in net interest income	$ 3,661	$ (668)	$ 2,993

	Years Ended December 31, 2006 vs. 2005		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(In thousands)		
Interest-earning assets:			
Loans	$ 3,788	$ 806	$ 4,594
Securities	459	100	559
Federal Home Loan Bank stock	(17)	(96)	(113)
Interest-earning balance from depository institutions	1,025	56	1,081
Total interest-earning assets	5,255	866	6,121
Interest-bearing liabilities:			
Interest-bearing transaction	318	318	636
Savings deposits	129	60	189
Time deposits	1,350	800	2,150
Securities sold under agreement to repurchase	82	82	164
Federal Home Loan Bank advances	221	49	270
Subordinated debentures	75	74	149
Total interest-bearing liabilities	2,175	1,383	3,558
Change in net interest income	$ 3,080	$ (517)	$ 2,563

Interest income. Interest and fee income on loans increased to $17.7 million for 2007 from $11.3 million for 2006. This increase was primarily a result of a higher average balance of loans due primarily from the July 2006 acquisition of Clover Leaf which included a larger portfolio of higher yielding commercial loans. The average balance of loans was $261.4 million and $172.9 million during 2007 and 2006, respectively. The average yield on loans increased to 6.76% for 2007 from 6.54% for 2006. Interest income on loans for 2007 and 2006 included amortization of the purchase accounting adjustment for loans of $498,000 and $378,000, respectively.

Interest income on securities, including Federal Home Loan Bank Stock, increased to $2.9 million for 2007 from $1.4 million for 2006. Interest income on securities increased due primarily to a higher average balance as a result of the July 2006 Clover Leaf acquisition. The average balance of securities was $58.9 million and $30.1 million for 2007 and 2006, respectively. The purchase accounting amortization recorded in 2007 and 2006 increased interest income on securities by $224,000 and $140,000, respectively.

Interest on other interest-earning deposits increased due primarily to a higher average balance as a result of the July 2006 Clover Leaf acquisition. The average balance of other interest-earning deposits was $35.9 million and $22.0 million for 2007 and 2006, respectively. The average yield on other interest-earning deposits decreased to 5.02% for 2007 compared to 5.28% for 2006. The lower yield on other interest-earning deposits was due to a declining interest rate environment, specifically the federal fund rate. Components of interest income vary from time to time based on the availability and interest rates of loans, securities and other interest-earning assets.

Interest expense. Interest expense on deposits increased to $10.5 million for 2007 from $5.9 million for 2006. Higher cost of funds resulted primarily from the increase in average balances from the July 2006 Clover Leaf acquisition and higher market interest rates paid on certificates. The average balance of interest bearing deposits was $239.5 million and $160.6 million for 2007 and 2006, respectively. The average rate on interest-bearing deposits increased to 4.37% for 2007 from 3.70% for 2006.

The increase of interest on Federal Home Loan Bank advances, securities sold under agreements to repurchase and subordinated debentures resulted from these borrowings being acquired in the acquisition of Clover Leaf. Prior to the acquisition, we did not have borrowings or subordinated debt. The 2007 results of operations includes a full year of expense related to Federal Home Loan Bank advances and subordinated debentures, while the results of 2006 include only six months of balances for these borrowings.

Provisions for loan losses. Provisions for loan losses were $347,000 and $367,000 for 2007 and 2006, respectively. Provisions for loan losses are based upon management's consideration of current economic conditions, First Clover Leaf's loan portfolio composition and historical loss experience used to estimate probable losses as well as the level of nonperforming assets and classified assets. Management also reviews individual loans for which full collectibility may not be reasonably assured, and considers, among other matters, the estimated fair value of the underlying collateral. This evaluation is ongoing and results in variations in our provisions for loan losses. First Clover Leaf is subject to periodic examination by the Office of Thrift Supervision, which may require us to record increases in the allowance based on its evaluation of available information. There can be no assurance that the Office of Thrift Supervision will not require further increases to the allowance.

Non-interest income. Non-interest income increased to $626,000 for the year ended December 31, 2007 from $298,000 for the year ended December 31, 2006. The increase was due to service charges and fee income on deposit accounts and customer debit and credit cardholders acquired as a result of the Clover Leaf Bank acquisition. In addition, the First Clover Leaf recognized loan servicing income and gain on the sale of loans that we sold but on which we retained the servicing rights. First Clover Leaf also recognized $64,000 in gain on sale of assets during 2007 related to the sale of one branch location. Prior to the acquisition of Clover Leaf Bank, we did not have significant non-interest income.

Non-interest expense. Non-interest expense increased to $6.8 million for 2007 from $4.4 million for 2006.

Compensation and employee benefits, the largest component of non-interest expense, increased to $2.9 million for 2007 from $1.7 million for 2006. Compensation and employee benefits increased primarily as a result of a higher number of personnel and salary levels due to the Clover Leaf Bank acquisition.

Occupancy expense rose to $879,000 for 2007 compared to $435,000 for 2006. Occupancy expense increased due to the July 2006 Clover Leaf Bank acquisition and operation of three offices for the entire year versus one office prior to the acquisition, and depreciation on the renovation of one of the facilities that was completed in 2007.

Data processing services increased to $409,000 for 2007 from $299,000 for 2006. Data processing services rose as a result of the acquisition of deposits, including retail and commercial demand deposit accounts not previously offered. In addition, 2007 reflects a full year of data processing expense for the demand deposit accounts, while 2006 includes only six months of expense following the July 2006 acquisition of Clover Leaf Bank.

Director fees decreased to $238,000 for 2007 from $289,000 for 2006. During 2006, additional meetings were held related to the Clover Leaf Bank acquisition.

Professional services increased to $497,000 for 2007 from $308,000 for 2006. Professional services increased as a result of higher expenses associated with the First Clover Leaf's status as a larger and more complex public company following completion of the Clover Leaf Bank acquisition. In addition, we have incurred expenses related to our adoption of the Sarbanes Oxley Act Section 404.

Other non-interest expenses increased to $1.2 million for 2007 from $927,000 for 2006. Other non-interest expense increased due to the Clover Leaf Bank acquisition, including expenses related to demand deposit accounts and internet banking services not previously offered.

Income taxes. Income taxes increased to $1.4 million for 2007 from $1.0 million for 2006. The primary reason for the increase in income taxes was the level of pre-tax income and the effective tax rate. The effective tax rate was 37.1% for 2007 versus 35.9% for 2006.

Management of Market Risk

General

The majority of First Clover Leaf's assets and liabilities are monetary in nature. Consequently, the most significant form of market risk is interest rate risk. First Clover Leaf's assets, consisting primarily of loans, have longer maturities than its liabilities, consisting primarily of deposits. As a result, the principal part of First Clover Leaf's business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, the board of directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in assets and liabilities, for determining the level of risk that is appropriate given First Clover Leaf's business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. Senior management monitors the level of interest rate risk on a regular basis, and the Asset/Liability Management Committee meets as needed to review the asset/liability policies and interest rate risk position.

During the relatively low interest rate environment that has existed in recent years, we have implemented the following strategies to manage interest rate risk: (i) maintaining a high equity-to-assets ratio; and (ii) offering a variety of adjustable rate loan products, including adjustable rate one- to four-family, multifamily and non-residential mortgage loans, short-term consumer loans, and a variety of adjustable-rate commercial loans. By maintaining a high equity-to-assets ratio and by investing in adjustable-rate and short-term assets, we are better positioned to react to increases in market interest rates. However, maintaining high equity balances reduces the return-on-equity ratio, and investments in shorter-term assets generally bear lower yields than longer-term investments.

Net Portfolio Value

The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off-balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance-sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current low level of market interest rates, First Clover Leaf did not receive a NPV calculation for an interest rate decrease of greater than 200 basis points. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below.

The tables below set forth, as of December 31, 2007 and 2006, the estimated changes in the NPV that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

December 31, 2007

Change in Interest Rates (basis points)	NPV: Estimated NPV	NPV: Estimated Increase (Decrease) in NPV: Amount	NPV: Estimated Increase (Decrease) in NPV: Percent	Net Portfolio Value as a Percentage of Present Value of Assets: NPV Ratio	Net Portfolio Value as a Percentage of Present Value of Assets: Change in (basis points)
	(Dollars in thousands)				
+300	$ 66,381	$ (9,274)	(12)%	17.12%	(161)
+200	69,205	(6,450)	(9)	17.62	(111)
+100	72,960	(2,695)	(4)	18.30	(44)
—	75,655	—	—	18.73	—
-100	76,221	566	1	18.73	—
-200	75,884	229	—	18.54	(19)

		December 31, 2006			
	NPV			Net Portfolio Value as a Percentage of Present Value of Assets	
		Estimated Increase (Decrease) in NPV			
Change in Interest Rates (basis points)	Estimated NPV	Amount	Percent	NPV Ratio	Change in (basis points)
	(Dollars in thousands)				
+300	$ 64,322	$ (13,909)	(18)%	16.63%	(269)
+200	68,988	(9,243)	(12)	17.56	(176)
+100	73,680	(4,551)	(6)	18.47	(85)
—	78,231	—	—	19.32	—
-100	80,927	2,696	3	19.78	46
-200	82,159	3,928	5	19.95	63

The 2007 table above indicates that at December 31, 2007, in the event of a 200 basis point decrease in interest rates, we would experience a minor change in the net portfolio value. In the event of a 300 basis point increase in interest rates, we would experience a 12% decrease in net portfolio value.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of the interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of the interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income and will differ from actual results.

Liquidity and Capital Resources

First Clover Leaf maintains liquid assets at levels considered adequate to meet liquidity needs. We adjust our liquidity levels to fund deposit outflows, pay real estate taxes on mortgage loans, repay our borrowings and fund loan commitments. We also adjust liquidity as appropriate to meet asset and liability management objectives.

Our primary sources of liquidity are deposits, amortization and prepayment of loans, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements.

A portion of our liquidity consists of cash and cash equivalents, which are a product of our operating, investing and financing activities. At December 31, 2007 and 2006, $37.1 million and $92.7 million, respectively, were invested in cash and cash equivalents. The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, increases in deposit accounts and related securities sold under agreements to repurchase, and advances from the Federal Home Loan Bank of Chicago.

Cash flows are derived from operating activities, investing activities and financing activities as reported in the Consolidated Statements of Cash Flows included with the Consolidated Financial Statements.

Our primary investing activities are the origination of loans and the purchase of investment securities. During the years ended December 31, 2007 and 2006, our loan originations, net of collected principal, totaled $40.8 million and $19.2 million, respectively. We sold $7.4 million and $3.7 million of loans in 2007 and 2006, respectively. Cash received from the calls and maturities of available-for-sale investment securities totaled $15.3 million and $2.1 million for 2007 and 2006, respectively. We purchased $23.0 million and $17.0 million in available-for-sale investment securities during 2007 and 2006, respectively.

Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. Net increase in total deposits was $20.4 million for 2007 and $168.7 million for 2006, $132.8 million of which resulted from the acquisition of Clover Leaf Bank.

Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Chicago, which provides an additional source of funds. At December 31, 2007, we had $10.4 million in advances from the Federal Home Loan Bank of Chicago and an available borrowing limit of approximately $65.5 million. Additionally, we will sell investment securities under agreements to repurchase (commonly referred to as "reverse repurchase agreements") if we require additional liquidity. At December 31, 2007, our reverse repurchase agreements totaled $15.9 million.

First Clover Leaf Bank is required to maintain certain minimum capital requirements under Office of Thrift Supervision regulations. Failure by a savings institution to meet minimum capital requirements can result in certain mandatory and possible discretionary actions by regulators, which, if undertaken, could have a direct material effect on First Clover Leaf Bank's financial statements. First Clover Leaf Bank was considered "well-capitalized" at December 31, 2007.

Under the capital adequacy guidelines and regulatory framework for prompt corrective action, First Clover Leaf Bank must meet specific capital guidelines that involve quantitative measures of First Clover Leaf Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. See Note 14 to the Consolidated Financial Statements for additional discussion of capital requirements.

At December 31, 2007, we had outstanding commitments to extend credit of $42.4 million and standby letters of credit of $4.9 million. We have Federal Home Loan Bank advances of $3.0 million maturing in March 2008, which will be renewed. At December 31, 2007, certificates of deposit scheduled to mature within one year totaled $130.1 million. Based on prior experience, management believes that a significant portion of such deposits will remain with First Clover Leaf Bank, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained, First Clover Leaf Bank will have to utilize other funding sources, such as Federal Home Loan Bank of Chicago advances, in order to maintain our level of assets. Alternatively, First Clover Leaf Bank would reduce the level of liquid assets, such as cash and cash equivalents. In addition, the cost of such deposits may be significantly higher if market interest rates are higher at the time of renewal.

Off-Balance Sheet Arrangements

In the ordinary course of business, First Clover Leaf Bank is a party to credit-related financial instruments with off-balance sheet risk to meet the financing needs of our customers. These financial instruments include commitments to extend credit. First Clover Leaf Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by First Clover Leaf Bank, is based on management's credit evaluation of the customer.

Unfunded commitments under construction lines of credit for residential and multi-family properties are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which First Clover Leaf Bank is committed.

At December 31, 2007 and 2006, First Clover Leaf Bank had $42.4 million and $19.7 million, respectively, of commitments to extend credit, and $4.9 million and $3.3 million, respectively, of standby letters of credit.

Recent Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of First Clover Leaf Financial Corp. have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Clover Leaf Financial Corp. and Subsidiary
Edwardsville, Illinois

We have audited the accompanying consolidated balance sheets of First Clover Leaf Financial Corp. and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Clover Leaf Financial Corp. and Subsidiary as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assertion about the effectiveness of First Clover Leaf Financial Corp. and Subsidiary's internal control over financial reporting as of December 31, 2007 included in the accompanying Management's annual report on internal control over financial reporting and, accordingly, we do not express an opinion thereon.

McGladrey & Pullen, LLP

Champaign, Illinois
March 25, 2008

First Clover Leaf Financial Corp. and Subsidiary

Consolidated Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets		
Cash and due from banks	$ 8,927,314	$ 3,424,278
Interest-earning deposits	2,431,724	68,718,174
Federal funds sold	25,725,537	20,522,501
Total cash and cash equivalents	37,084,575	92,664,953
Interest-earning time deposits	10,048,058	285,668
Securities available for sale	54,150,008	45,831,623
Federal Home Loan Bank stock	5,603,773	5,603,773
Loans, net of allowance for loan losses of $1,897,945 and $1,710,247 at December 31, 2007 and 2006, respectively	284,919,446	244,022,905
Loans held for sale	-	1,002,318
Property and equipment, net	7,396,104	6,892,679
Accrued interest receivable	1,756,954	1,555,823
Mortgage servicing rights	404,441	412,013
Goodwill	9,402,608	9,402,608
Core deposit intangible	1,528,001	2,074,000
Other assets	957,858	543,423
Total assets	$ 413,251,826	$ 410,291,786
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest bearing	$ 14,799,051	$ 22,037,287
Interest bearing	276,395,967	248,792,359
Total deposits	291,195,018	270,829,646
Federal Home Loan Bank advances	10,431,919	10,325,920
Securities sold under agreements to repurchase	15,893,350	29,437,580
Subordinated debentures	3,842,080	3,798,016
Accrued interest payable	1,107,781	685,617
Other liabilities	2,100,275	1,886,482
Total liabilities	324,570,423	316,963,261
Commitments, Contingencies and Credit Risk (Note 15)		
Stockholders' Equity		
Preferred stock, $.10 par value, 10,000,000 shares authorized, no shares issued	-	-
Common stock, $.10 par value, 20,000,000 shares authorized, 9,074,031 shares issued	907,403	907,403
Additional paid-in capital	71,039,791	71,031,467
Retained earnings	22,522,223	22,212,827
Accumulated other comprehensive income (loss)	242,750	(92,817)
Unearned Employee Stock Ownership Plan shares	(645,318)	(730,355)
Treasury stock, at cost; 491,200 shares	(5,385,446)	-
Total stockholders' equity	88,681,403	93,328,525
Total liabilities and stockholders' equity	$ 413,251,826	$ 410,291,786

See Accompanying Notes to Consolidated Financial Statements.

First Clover Leaf Financial Corp. and Subsidiary

Consolidated Statements of Income
Years Ended December 31, 2007 and 2006

	2007	2006
Interest and dividend income:		
Interest and fees on loans	$ 17,668,307	$ 11,305,705
Securities:		
Taxable interest income	2,644,884	1,073,491
Nontaxable interest income	154,821	98,544
Federal Home Loan Bank dividends	129,158	230,073
Interest-earning deposits, federal funds sold, and other	1,803,831	1,161,479
Total interest and dividend income	22,401,001	13,869,292
Interest expense:		
Deposits	10,473,992	5,948,480
Federal Home Loan Bank advances	577,115	283,592
Securities sold under agreements to repurchase	734,931	163,780
Subordinated debentures	298,029	149,171
Total interest expense	12,084,067	6,545,023
Net interest income	10,316,934	7,324,269
Provision for loan losses	347,000	366,667
Net interest income after provision for loan losses	9,969,934	6,957,602
Other income:		
Service fees on deposit accounts	195,540	89,215
Other service charges and fees	146,133	66,343
Loan servicing fees	103,025	43,239
Gain on sale of loans	108,952	98,557
Gain on sale of assets	64,126	-
Other	7,983	442
	625,759	297,796
Other expenses:		
Compensation and employee benefits	2,883,753	1,743,028
Occupancy expense	879,102	435,339
Data processing services	409,339	298,834
Director fees	237,500	289,150
Professional fees	496,924	307,863
Amortization of core deposit intangible	545,999	317,000
Amortization of mortgage servicing rights	91,975	52,000
Loss on disposal of assets	-	22,076
Other	1,226,303	926,942
	6,770,895	4,392,232
Income before income taxes	3,824,798	2,863,166
Income taxes	1,418,650	1,026,515
Net income	$ 2,406,148	$ 1,836,651
Basic earnings per share	$ 0.27	$ 0.23
Diluted earnings per share	$ 0.27	$ 0.23

See Accompanying Notes to Consolidated Financial Statements.

First Clover Leaf Financial Corp. and Subsidiary

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Employee Stock Ownership Plan Shares	Treasury Stock	Total
Balance, December 31, 2005	$ 392,006	$ 16,538,534	$ 21,851,084	$ (187,842)	$ (794,835)	$ -	$ 37,798,947
Comprehensive income:							
Net income	-	-	1,836,651	-	-	-	1,836,651
Other comprehensive income, net of tax:							
Unrealized gains on securities available for sale arising during period, net of taxes of $62,485	-	-	-	95,025	-	-	95,025
Comprehensive income							1,931,676
Issuance of common stock	515,397	54,469,351	-	-	-	-	54,984,748
Dividends ($.24 per share)	-	-	(1,474,908)	-	-	-	(1,474,908)
Allocation of ESOP shares	-	23,582	-	-	64,480	-	88,062
Balance, December 31, 2006	907,403	71,031,467	22,212,827	(92,817)	(730,355)	-	93,328,525
Comprehensive income:							
Net income	-	-	2,406,148	-	-	-	2,406,148
Other comprehensive income, net of tax:							
Unrealized gains on securities available for sale arising during period, net of taxes of $199,914	-	-	-	335,567	-	-	335,567
Comprehensive income							2,741,715
Dividends ($.24 per share)	-	-	(2,096,752)	-	-	-	(2,096,752)
Purchase of 491,200 shares of treasury stock	-	-	-	-	-	(5,385,446)	(5,385,446)
Allocation of ESOP shares	-	8,324	-	-	85,037	-	93,361
Balance, December 31, 2007	$ 907,403	$ 71,039,791	$ 22,522,223	$ 242,750	$ (645,318)	$ (5,385,446)	$ 88,681,403

See Accompanying Notes to Consolidated Financial Statements.

First Clover Leaf Financial Corp. and Subsidiary

Consolidated Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities:		
Net income	$ 2,406,148	$ 1,836,651
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	(466,514)	(60,000)
Amortization of:		
Deferred loan origination (fees) costs, net	19,477	17,818
Premiums and discounts on securities	113,482	(61,578)
Core deposit intangible	545,999	317,000
Mortgage servicing rights	91,975	52,000
Amortization of fair value adjustments on:		
Loans	(498,002)	(378,000)
Time deposits	8,500	(24,000)
Federal Home Loan Bank advances	105,999	68,000
Subordinated debt	44,064	21,016
Investment securities	(224,050)	(139,699)
Provision for loan losses	347,000	366,667
(Gain) Loss on disposal of assets	(64,126)	22,076
Depreciation	439,542	215,870
ESOP expense	93,361	88,062
Gain on sale of loans	(108,952)	(98,557)
Proceeds from sales of loans held for sale	7,385,074	3,704,524
Originations of loans held for sale	(6,273,804)	(4,687,298)
Change in assets and liabilities:		
Increase in accrued interest receivable	(201,131)	(482,870)
Increase in mortgage servicing rights	(84,403)	(79,013)
(Increase) decrease in other assets	(414,435)	472,513
Increase in accrued interest payable	422,164	267,906
Increase (decrease) in other liabilities	480,393	(552,785)
Net cash flows provided by operating activities	4,167,761	886,303
Cash Flows from Investing Activities		
Proceeds from maturity of interest-earning time deposits	287,604	-
Purchase of interest-earning time deposits	(10,049,994)	(35,668)
Available-for-sale securities		
Purchases	(23,017,607)	(16,961,616)
Proceeds from calls, maturities, and paydowns	15,345,271	2,086,976
Held-to-maturity securities		
Proceeds from paydowns	-	34,521
Federal Home Loan Bank Stock redemptions	-	3,314,903
Loan originations, net of principal collected	(40,765,016)	(19,178,506)
Purchase of property and equipment	(1,478,974)	(264,922)
Proceeds from the sale of property and equipment	600,133	-
Cash received in acquisition of Clover Leaf Financial Corp., net	-	19,789,845
Net cash flows (used in) investing activities	$ (59,078,583)	$ (11,214,467)

(Continued)

First Clover Leaf Financial Corp. and Subsidiary

Consolidated Statements of Cash Flows, Continued
Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Financing Activities		
Net increase in deposit accounts	$ 20,356,872	$ 35,964,458
Net increase (decrease) in securities sold under agreements to repurchase	(13,544,230)	27,938,922
Proceeds from Federal Home Loan Bank advances	6,500,000	-
Repayments of Federal Home Loan Bank advances	(6,500,000)	(3,000,000)
Issuance of common stock, net	-	40,136,744
Repurchase of common stock	(5,385,446)	-
Cash dividends paid	(2,096,752)	(1,474,908)
Net cash flows provided by (used in) financing activities	(669,556)	99,565,216
Net increase (decrease) in cash and cash equivalents	(55,580,378)	89,237,052
Cash and cash equivalents:		
Beginning	92,664,953	3,427,901
Ending	$ 37,084,575	$ 92,664,953
Supplemental schedule of noncash investing and financing activities:		
Transfer of securities from held to maturity to available for sale	$ -	$ 317,505
Common stock issued in acquisition of Clover Leaf Financial Corp.	-	14,848,004
Adjustment to reflect adoption of SEC Staff Accounting Bulletin No. 108, deferred loan costs, net of tax of $56,000	-	91,365
Supplemental Disclosures of Cash Flow Information		
Cash payments for:		
Interest	$ 11,503,340	$ 6,277,117
Income taxes, net of refunds	1,904,612	1,063,000
Net cash received (paid) in acquisition of Clover Leaf Financial Corp.:		
Cash paid to Clover Leaf Financial Corp. shareholders	$ -	$ (6,363,430)
Acquisition costs paid	-	(343,504)
Total cash payments	-	(6,706,934)
Cash and cash equivalents acquired	-	26,496,779
Net cash received in acquisition	$ -	$ 19,789,845

See Accompanying Notes to Consolidated Financial Statements.

Note 1. Summary of Significant Accounting Policies

First Clover Leaf Financial Corp. and Subsidiary (the Company) is a one-bank holding company, whose bank subsidiary, First Clover Leaf Bank (the Bank), provides savings deposits and loans to individual and corporate customers in Edwardsville, Illinois and the surrounding communities. The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products and services. Additionally, the Company and the Bank are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

On January 2, 2001, First Federal Savings & Loan Association of Edwardsville (Association) reorganized into the two-tier holding company structure. As part of the reorganization, the Association became a capital stock savings and loan association and a wholly-owned subsidiary of First Federal Financial Services, Inc. (Mid-tier Company), which became the majority-owned subsidiary of First Federal Financial Services, MHC (Mutual Holding Company). On November 20, 2003, the Board of Directors adopted a plan to complete an initial public offering of the common stock of the Mid-tier Company. In connection with the offering, the Mid-tier Company offered its common stock to the depositors of the Association as of specified dates and to an employee stock ownership plan. The initial public offering was consummated on June 28, 2004 through the sale and issuance by the Mid-tier Company of 1,764,027 shares of common stock at $10 per share. In addition, the Mid-tier Company issued 2,156,033 shares to the Mutual Holding Company, resulting in the Mutual Holding Company retaining a 55% ownership percentage in the Mid-tier Company. Net proceeds from the sale of common stock were $16,011,975 after deduction of offering expenses of $746,285, and unearned compensation of $882,010 related to shares issued to the employee stock ownership plan (ESOP).

On February 3, 2006, the Mid-tier Company announced that the Board of Directors of the MHC adopted a Plan of Conversion and Reorganization to convert the MHC to a capital stock corporation and conduct a simultaneous stock offering (Conversion). In addition, on February 3, 2006, the Mid-tier Company entered into a definitive merger agreement to acquire Clover Leaf Financial Corp., the holding company of Clover Leaf Bank, an Illinois state bank headquartered in Edwardsville, Illinois (collectively, Clover Leaf), pursuant to which, upon completion of the Conversion, First Clover Leaf Financial Corp., a new Maryland corporation would acquire all of the common stock of Clover Leaf (Acquisition).

The Conversion and Acquisition were consummated on July 10, 2006 through the sale and issuance by the Company of 4,174,125 shares of common stock at $10 per share. Net proceeds from the sale of common stock were $40.14 million after deduction of conversion and offering costs of $1.60 million. In addition, each outstanding share of the Mid-tier Company's stock was converted into the right to receive 1.936 shares of the Company's common stock, or 3,415,193 total shares. Shareholders of Clover Leaf Financial Corp. received total merger consideration of $21.2 million, consisting of 1,484,800 shares of the Company's common stock and approximately $6.4 million of cash, or $41.56 of merger consideration per share of Clover Leaf Financial Corp. In addition, fractional shares in the aggregate, or 87 shares, were redeemed for cash. Clover Leaf Bank merged its operations into First Federal Savings and Loan Association of Edwardsville as of July 10, 2006 and was renamed First Clover Leaf Bank (Bank). The Company's common stock is traded on the NASDAQ Capital Market under the symbol "FCLF." All per share disclosures related to periods prior to July 10, 2006 have been adjusted to reflect the effect of the exchanged shares.

Note 1. Summary of Significant Accounting Policies (Continued)

Principles of consolidation

The consolidated financial statements of First Clover Leaf Financial Corp. and Subsidiary have been prepared in conformity with U.S. generally accepted accounting principles and conform to predominate practices in the banking industry.

The consolidated financial statements include the accounts of First Clover Leaf Financial Corp. and its wholly owned subsidiary, First Clover Leaf Bank. All material intercompany accounts and transactions have been eliminated in the consolidation.

Estimates

In preparing the accompanying consolidated financial statements, the Company's management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses and the fair value of investment securities.

Cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, including cash items in process of clearing and federal funds sold. Generally, federal funds are sold for one-day periods. Cash flows from loans, deposits, and securities sold under agreements to repurchase are treated as net increases or decreases in the statement of cash flows.

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances were approximately $2,500,000 and $75,000, respectively, at December 31, 2007 and 2006.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Interest-earning time deposits

Interest-earning time deposits in banks are carried at cost. At December 31, 2007 and 2006, time deposits amounted to $10,048,058 and $285,668, respectively. Time deposits at December 31, 2007 mature in 2008.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss).

Note 1. Summary of Significant Accounting Policies (Continued)

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank stock

The Bank's investment in the capital stock of the Federal Home Loan Bank of Chicago (FHLBC) is carried at cost as fair values are not readily determinable.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Edwardsville, Illinois and the surrounding area. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Other personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Note 1. Summary of Significant Accounting Policies (Continued)

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Note 1. Summary of Significant Accounting Policies (Continued)

Property and equipment

Land is stated at cost. Property and equipment are stated at cost less accumulated depreciation. Depreciation is determined under the straight-line method over the following estimated useful lives of the assets:

	Years
Building and improvements	2 - 50
Furniture and equipment	2 - 10

Real estate held for sale

Real estate acquired through foreclosure or deed in lieu of foreclosure represents specific assets to which the Bank has acquired legal title in satisfaction of indebtedness. Such real estate is recorded at the property's fair value at the date of foreclosure. Initial valuation adjustments, if any, are charged against the allowance for losses on loans. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value. Subsequent declines in estimated fair value are charged to expense when incurred. Revenues and expenses related to holding and operating these properties are included in operations. There was no real estate held for sale at December 31, 2007 or 2006.

Mortgage Servicing Rights

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. To determine impairment we apply a pooling methodology to the servicing valuation, in which loans with similar characteristics are "pooled" together for valuation purposes. Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income and costs to service the loans. If the Company later determines that all or a portion of the impairment no longer exists for a particular pool, a reduction of the allowance may be recorded as an increase to income. Capitalized servicing rights are reported in other assets and are amortized in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Note 1. Summary of Significant Accounting Policies (Continued)

Goodwill

Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate there may be an impairment. If the carrying amount of reporting unit goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Operations of the Company are managed and financial performance is evaluated on a company-wide basis. As a result, all of the Company's operations are considered by management to be aggregated in one reporting unit. Accordingly, all goodwill will be assigned to the operations of the Company as one reporting unit. Management has elected September 30 as the date for their annual impairment analysis.

Core Deposit Intangible

Core deposit intangible represents the value of acquired customer relationships, which is amortized over 7.6 years using the double declining balance method.

Income taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not realizable. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48), which became effective for the Company on January 1, 2007. The interpretation prescribes recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being recognized upon ultimate settlement. The adoption of FIN 48 at the beginning of 2007 by the Company did not result in any adjustment.

Note 1. Summary of Significant Accounting Policies (Continued)

Earnings per common share

Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted average number of common shares outstanding. Weighted-average shares outstanding for periods prior to July 10, 2006 have been adjusted by the exchange ratio of 1.936 to calculate earnings per share. ESOP shares, which are committed to be released, are considered outstanding for basic and diluted earnings per share. Unallocated shares of the employee stock ownership plan are not considered as outstanding for basic or diluted earnings per share. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued.

	Years Ended December 31,	
	2007	2006
Net income available to common stockholders	$ 2,406,148	$ 1,836,651
Basic potential common shares:		
Weighted average shares outstanding	8,897,691	8,297,099
Weighted average unallocated Employee Stock Ownership Plan shares	(141,330)	(148,816)
Basic weighted average shares outstanding	8,756,361	8,148,283
Dilutive potential common shares-none	-	-
Diluted weighted average shares outstanding	8,756,361	8,148,283
Basic earnings per share	$ 0.27	$ 0.23
Diluted earnings per share	$ 0.27	$ 0.23

Segment reporting

Management views the Company as one operating segment, therefore, separate reporting of financial segment information is not considered necessary. Management approaches the Company as one business enterprise which operates in a single economic environment since the products and services, types of customers and regulatory environment all have similar characteristics.

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

The following accounting standards were recently issued relating to the financial services industry:

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157 *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This Statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. In February 2008, FASB issued FASB Staff Position (FSP) No. FAS 157-2, *Effective Date of FASB Statement No. 157*, to partially defer FASB Statement No. 157, *Fair Value Measurements*. This FSP defers the effective date of Statement No. 157, for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. All other provisions of this Statement not within the scope of FSP-FAS 157-2 are effective for fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of this Statement will have a material impact on its financial statements.

In February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*, which provides all entities, including not-for-profit organizations, with an option to report selected financial assets and liabilities at fair value. The objective of the Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. Certain specified items are eligible for the irrevocable fair value measurement option as established by Statement No. 159. Statement No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company does not expect that the adoption of this Statement will have a material impact on its financial position, results of operation and cash flows.

In December 2007, FASB issued SFAS No. 141(revised), *Business Combinations*. The Statement establishes principles and requirements for how an acquirer recognizes and measures tangible assets acquired, liabilities assumed, goodwill and any noncontrolling interests and identifies related disclosure requirements for business combinations. Measurement requirements will result in all assets, liabilities, contingencies and contingent consideration being recorded at fair value on the acquisition date, with limited exceptions. Acquisition costs and restructuring costs will generally be expensed as incurred. This Statement is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Reclassifications

Certain reclassifications have been made to the balances, with no effect on net income or stockholders' equity, as of and for the year ended December 31, 2006, to be consistent with the classifications adopted as of and for the year ended December 31, 2007.

Note 2. Business Combination

On July 10, 2006, the Company acquired Clover Leaf Financial Corp., the parent company of Clover Leaf Bank. Shareholders of Clover Leaf Financial Corp. received total merger consideration of $21.2 million, consisting of 1,484,800 shares of First Clover Leaf common stock and approximately $6.4 million of cash, or $41.56 of merger consideration per share of Clover Leaf Financial Corp. The Company incurred acquisition costs of $343,504. The Acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*. Fair value adjustments on the assets acquired and liabilities assumed will be depreciated or amortized as applicable, over the estimated useful lives of the related assets and liabilities. The core deposit intangible of $2.39 million will be amortized over 7.6 years using the double declining balance method. The Company recorded fair value accounting adjustments of $329,000, net of income taxes of $202,000 and core deposit intangibles of $1.48 million, net of income taxes of $909,000. Based upon Clover Leaf Financial Corp. stockholders' equity of $10.33 million, goodwill amounted to $9.4 million at July 10, 2006.

Note 2. Business Combination (Continued)

The statements of income for the year ended December 31, 2006 include the results of operations of the acquired entity from July 11, 2006 through December 31, 2006.

The following pro forma information, including the effects of the purchase accounting adjustments, summarizes the results of operations for the year ended December 31, 2006 as though the Acquisition had been completed as of the beginning of the year.

	Year Ended December 31, 2006
Total interest income	$ 18,408,110
Total interest expense	8,819,868
Net interest income	9,588,242
Provision for loan losses	416,500
Other income	467,427
Other expenses	6,895,957
Income before income taxes	2,743,212
Income taxes	1,035,770
Net income	$ 1,707,442
Proforma basic and diluted earnings per share	$ 0.19
Proforma basic and diluted average shares outstanding	8,925,215

The pro forma results of operations do not purport to be indicative of the results that would actually have been obtained had the Acquisition occurred on the date indicated or that may be obtained in the future.

Note 3. Securities

The amortized cost and fair values of securities available for sale, with gross unrealized gains and losses, are summarized as follows:

December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government agency obligations	$ 40,466,021	$ 421,475	$ (4,626)	$ 40,882,870
Corporate bonds	3,594,044	-	(102,858)	3,491,186
State and municipal securities	3,132,417	10,624	-	3,143,041
Mortgage-backed securities	6,571,557	65,600	(4,246)	6,632,911
	$ 53,764,039	$ 497,699	$ (111,730)	$ 54,150,008
December 31, 2006				
U.S. Government agency obligations	$ 35,651,842	$ 113,653	$ (144,185)	$ 35,621,310
Corporate bonds	3,596,900	-	(135,529)	3,461,371
State and municipal securities	3,356,700	-	(20,451)	3,336,249
Mortgage-backed securities	3,375,693	43,442	(6,442)	3,412,693
	$ 45,981,135	$ 157,095	$ (306,607)	$ 45,831,623

Note 3. Securities (Continued)

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2007 and 2006, are summarized as follows:

	December 31, 2007					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
U.S. government agency obligations	$ -	$ -	$ 2,345,100	$ 4,626	$ 2,345,100	$ 4,626
Corporate bonds	498,100	736	2,993,086	102,122	3,491,186	102,858
Mortgage-backed securities	807,680	2,166	213,719	2,080	1,021,399	4,246
	$ 1,305,780	$ 2,902	$ 5,551,905	$ 108,828	$ 6,857,685	$ 111,730

	December 31, 2006					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
U.S. government agency obligations	$ 11,273,136	$ 36,234	$ 7,790,579	$ 107,951	$ 19,063,715	$ 144,185
Corporate bonds	-	-	3,461,371	135,529	3,461,371	135,529
State and municipal securities	336,249	20,451	-	-	336,249	20,451
Mortgage-backed securities	888,362	3,073	255,457	3,369	1,143,819	6,442
	$ 12,497,747	$ 59,758	$ 11,507,407	$ 246,849	$ 24,005,154	$ 306,607

Management evaluates the investment portfolio on a quarterly basis to determine if investments have suffered an other than temporary decline in value. In addition, management monitors market trends and other circumstances to identify trends and circumstances that might impact the carrying value of equity securities.

At December 31, 2007, 18 debt securities have unrealized losses with aggregate depreciation of 1.60% from the Company's amortized cost basis. These unrealized losses relate principally to the fluctuations in the current interest rate environment. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies and whether downgrades by bond rating agencies have occurred. As management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

During July, 2006 the Company transferred securities of $317,505 from held to maturity to available for sale. The unrealized loss at the transfer date was $18,941. The decision to transfer is consistent with management's current practice of classifying all securities purchased as available for sale.

Note 3. Securities (Continued)

The amortized cost and fair value at December 31, 2007, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, stated maturities are not disclosed.

	Available for Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 8,488,401	$ 8,514,631
Due after one year through five years	31,377,311	31,718,498
Due after five years through ten years	2,824,139	2,856,053
Due after ten years	4,502,631	4,427,915
Mortgage-backed securities	6,571,557	6,632,911
	$ 53,764,039	$ 54,150,008

Securities with a carrying amount of approximately $25,168,000 and $31,376,000 were pledged to secure deposits as required or permitted by law at December 31, 2007 and 2006, respectively.

Note 4. Loans

The components of loans, including loans held for sale, are as follows:

	December 31,	
	2007	2006
Real estate loans:		
One-to-four-family, including loans held for sale	$ 112,764,226	$ 120,354,967
Multi-family	13,930,737	8,894,805
Commercial	97,809,933	68,576,997
Construction and land	20,775,576	17,181,453
Total real estate loans	245,280,472	215,008,222
Consumer:		
Automobile	1,354,949	2,027,611
Home equity	5,119,231	3,364,296
Other	1,296,375	1,733,280
Total consumer loans	7,770,555	7,125,187
Commercial business	34,782,808	25,907,065
Total gross loans	287,833,835	248,040,474
Less:		
Undisbursed portion of construction loans	(859,504)	(1,256,940)
Deferred loan origination fees, net	(156,940)	(48,064)
Allowance for loan losses	(1,897,945)	(1,710,247)
	$ 284,919,446	$ 245,025,223

Note 4. Loans (Continued)

The loan portfolio includes a concentration of loans in commercial real estate amounting to approximately $97,810,000 and $68,577,000 as of December 31, 2007 and 2006, respectively. The loans are expected to be repaid from cash flows or from proceeds from the sale of selected assets of the borrowers. Credit losses arising from lending transactions with commercial real estate compare favorably with the Company's credit loss experience on its loan portfolio as a whole. The concentration of credit with commercial real estate is taken into consideration by management in determining the allowance for loan losses. The Company's opinion as to the ultimate collectibility of these loans is subject to estimates regarding future cash flows from operations and the value of the property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of borrowers.

On occasion, the Bank originates loans secured by single-family dwellings with high loan to value ratios exceeding 90%. The Bank does not consider the level of such loans to be a significant concentration of credit as of December 31, 2007 or 2006.

An analysis of the allowance for loan losses follows:

	Years Ended December 31,	
	2007	2006
Balance, beginning	$ 1,710,247	$ 428,419
Allowance acquired in business combination	-	911,021
Provision for loan losses	347,000	366,667
Loans charged-off	(163,926)	(1,460)
Recoveries	4,624	5,600
Balance, ending	$ 1,897,945	$ 1,710,247

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and companies in which they have a 10% or more beneficial ownership. In the opinion of management, these loans including the undisbursed commitments are made with substantially the same terms, including interest rate and collateral as those prevailing for comparable transactions with other customers and do not involve more than the normal risk of collectibility. Changes in these loans for the years ended December 31, 2007 and 2006 are summarized as follows:

	Years Ended December 31,	
	2007	2006
Balance, beginning of year	$ 8,736,305	$ 3,384,486
Balance acquired in business combination	-	2,863,069
Additions	3,543,800	3,089,295
Repayments	(685,081)	(600,545)
Balance, end of year	$ 11,595,024	$ 8,736,305

Note 4. Loans (Continued)

The following table presents data on impaired loans, in accordance with FAS 114, as amended, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures," and non-accrual loans:

	December 31, 2007	December 31, 2006
Impaired loans for which there is a related allowance for loan losses	$ 2,477,944	$ 3,253,108
Impaired loans for which there is no related allowance for loan losses	980,072	71,640
Total impaired loans	$ 3,458,016	$ 3,324,748
Allowance for loan losses for impaired loans included in the allowance for loan losses	$ 257,684	$ 364,213
Average recorded investment in impaired loans	$ 2,870,389	$ 802,317
Cash basis income recognized from impaired loans	$ 112,539	$ 207,820
Loans contractually past due over 90 days and still accruing interest	$ 285,459	$ 16,267
Loans no longer accruing interest, not included in impaired	$ 543,388	$ 580,439
Loans no longer accruing interest, included in impaired	$ 2,126,067	$ 790,849

Note 5. Property and Equipment

The components of property and equipment are as follows:

	December 31, 2007	December 31, 2006
Land	$ 1,206,377	$ 1,218,784
Buildings and improvements	5,900,086	5,445,135
Construction in process	115,866	168,676
Furniture and equipment	1,079,812	810,329
	8,302,141	7,642,924
Less accumulated depreciation	906,037	750,245
	$ 7,396,104	$ 6,892,679

Depreciation expense for the years ended December 31, 2007 and 2006 amounted to $439,542 and $215,870, respectively.

During 2006, the Company began a renovation project of one of its existing facilities in Edwardsville. The project was completed during the second quarter of 2007. Total cost of the renovation was $1.2 million. The Company has begun construction of a fourth banking facility in Wood River, Illinois with an anticipated completion date during the second quarter of 2008. Total cost of the building is estimated at $1.7 million.

Note 6. Mortgage Servicing Rights

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were $38,011,000 and $35,518,000 at December 31, 2007 and 2006, respectively.

The fair values of these servicing rights were approximately $404,000 and $412,000, respectively, at December 31, 2007 and 2006. The fair value of servicing rights was determined using a discount rate of 9%, prepayment speeds ranging from 1.07% to 3.72%, depending on the stratification of the specific right, ancillary income of $53 per loan annually, and incremental cost to service of $51 per loan annually. The ancillary income and cost to service assumptions include projected loan defaults.

The following summarizes the activity pertaining to mortgage servicing rights along with the aggregate activity in related valuation allowances:

	Years Ended December 31,	
	2007	2006
Balance, beginning	$ 412,013	$ -
Balance acquired	-	385,000
Mortgage servicing rights capitalized	84,403	79,013
Mortgage servicing rights amortized	(53,820)	(52,000)
Provision for loss in fair value	(38,155)	-
Balance, ending	$ 404,441	$ 412,013
Valuation allowances:		
Balance, beginning	$ -	$ -
Additions	38,155	-
Reductions	-	-
Write-downs	-	
Balance, ending	$ 38,155	$ -

Estimated future amortization expense on mortgage servicing rights is as follows:

Year ended	Amount
December 31, 2008	$ 92,377
December 31, 2009	76,192
December 31, 2010	64,054
December 31, 2011	54,959
December 31, 2012	45,864
Thereafter	70,995
	$ 404,441

Note 7. Core Deposit Intangible

The gross carrying value and accumulated amortization of the core deposit intangible is presented below:

	Years Ended December 31,	
	2007	2006
Core deposit intangible	$ 2,391,000	$ 2,391,000
Accumulated amortization	862,999	317,000
Total	$ 1,528,001	$ 2,074,000

Amortization expense on core deposit intangible for the years ended December 31, 2007 and 2006 was $545,999 and $317,000 respectively.

Estimated future amortization expense on core deposit intangible for the five succeeding fiscal years is as follows:

Year ended	Amount
December 31, 2008	$ 403,000
December 31, 2009	297,000
December 31, 2010	224,000
December 31, 2011	196,000
December 31, 2012	196,000

Note 8. Deposits

Deposits are summarized as follows:

	Years Ended December 31, 2007	Years Ended December 31, 2006
Noninterest earning	$ 14,799,051	$ 22,037,287
Interest earning transaction accounts	74,662,155	84,701,314
Savings	18,353,472	22,899,823
Time	183,380,340	141,191,222
	$ 291,195,018	$ 270,829,646

Interest expense on deposits is summarized as follows:

	Years ended December 31, 2007	Years ended December 31, 2006
Interest earning transaction accounts	$ 2,128,613	$ 635,756
Savings	538,538	672,156
Time	7,806,841	4,640,568
	$ 10,473,992	$ 5,948,480

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $23,202,000 and $18,653,000 at December 31, 2007 and 2006 respectively. Generally, individual deposits in excess of $100,000 are not insured by the FDIC.

At December 31, 2007, the Company had one major customer from which the total deposits were $30,163,000, or 10.4% of the Company's total deposits.

Note 8. Deposits (Continued)

At December 31, 2007, the scheduled maturities of time deposits are as follows:

Year ended	Amount
December 31, 2008	$ 130,056,720
December 31, 2009	18,580,792
December 31, 2010	7,598,411
December 31, 2011	7,154,424
December 31, 2012	19,886,113
Thereafter	103,880
	$ 183,380,340

Note 9. Federal Home Loan Bank Advances

Federal Home Loan Bank advances are summarized as follows:

	December 31,	
	2007	2006
4.06% advance, due July 2007	$ -	$ 6,419,787
4.33% advance, due March 2008	2,982,555	2,962,990
5.96% advance, due February 2009	497,092	493,834
2.95% advance, due March 2009	452,272	449,309
5.31% advance, due July 2009	6,500,000	-
	$ 10,431,919	$ 10,325,920

At December 31, 2007, in addition to FHLB stock, eligible residential real estate loans totaling approximately $87,299,000 were pledged to the FHLB to secure advances outstanding.

Note 10. Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Note 11. Subordinated Debentures

The Company assumed subordinated debentures from Clover Leaf. Clover Leaf issued $4.0 million in May 2005 in cumulative trust preferred securities through a newly formed special-purpose trust, Clover Leaf Statutory Trust I. The proceeds of the offering were invested by the trust in junior subordinated debentures of Trust I. Trust I is a wholly-owned unconsolidated subsidiary of the Company, and its sole asset is the junior subordinated deferrable interest debentures. Distributions are cumulative and are payable at a fixed rate of 6.08% for 5 years and then adjusted quarterly at a variable rate of 1.85% over the 3 month LIBOR rate, per annum of the stated liquidation amount of $1,000 per preferred security. The obligations of the trust are fully and unconditionally guaranteed, on a subordinated basis, by the Company. The trust preferred securities for Trust I are mandatorily redeemable upon the maturity of the debentures in May 2025, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning in May 2010. Holders of the capital securities have no voting rights, are unsecured, and rank junior in priority of payment to all of the Company's indebtedness and senior to the Company's capital stock. For regulatory purposes, the trust preferred securities qualify as Tier I capital subject to certain provisions. In conjunction with the Acquisition on July 10, 2006, a market value adjustment of ($223,000) was recorded.

Note 12. Income Taxes

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended December 31,	
	2007	2006
Federal:		
Current	$ 1,654,374	$ 961,515
Deferred	(370,505)	(50,000)
Total	1,283,869	911,515
State:		
Current	230,790	125,000
Deferred	(96,009)	(10,000)
Total	134,781	115,000
Total	$ 1,418,650	$ 1,026,515

Note 12. Income Taxes (Continued)

The Company's income tax expense differed from the maximum statutory federal rate of 35% as follows:

	Years Ended December 31, 2007	2006
Expected income taxes	$ 1,338,679	$ 1,002,108
Income tax effect of:		
State taxes, net of federal income tax benefit	87,337	74,750
Tax exempt interest	(48,254)	(31,048)
Income taxed at lower rates	(38,248)	(26,852)
Other	79,136	7,557
	$ 1,418,650	$ 1,026,515

The tax effects of principal temporary differences are shown in the following table:

	Years Ended December 31, 2007	2006
Allowance for loan losses	$ 685,337	$ 612,442
Deferred compensation	211,365	181,564
ESOP expense	43,305	19,610
Accrued expenses	60,191	54,179
Purchase accounting adjustments for:		
Loans	264,859	454,100
Securities	82,533	167,672
Unrealized loss on securities available for sale	-	56,695
Other	14,430	13,795
Deferred tax asset	1,362,020	1,560,057
Federal Home Loan Bank stock	(584,705)	(515,620)
Core deposit intangible	(580,640)	(788,120)
Mortgage servicing rights	(153,688)	(156,565)
Unrealized gain on securities available for sale	(143,219)	-
Purchase accounting adjustments for:		
Premises and equipment	(314,972)	(470,140)
Federal Home Loan Bank advances	(8,740)	(49,020)
Subordinated debentures	(60,010)	(76,754)
Time deposits	(7,030)	(10,260)
Deferred loan costs, net	(59,952)	(67,353)
Premises and equipment basis	(138,381)	(6,542)
Other	-	(375,600)
Deferred tax liability	(2,051,337)	(2,515,974)
Net deferred tax (liability)	$ (689,317)	$ (955,917)

Note 12. Income Taxes (Continued)

Retained earnings at December 31, 2007 and 2006 include approximately $3,044,000 of the tax bad debt reserve which accumulated prior to 1988, for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $1,157,000 at December 31, 2007 and 2006.

Note 13. Employee Benefits

In 2006, the Company adopted a 401k plan and profit sharing defined contribution plan covering substantially all of its employees. The contribution to the plan for the profit sharing contribution is determined by the Board of Directors. The Company contributed $89,638 and $59,051 to the plan for the profit sharing contribution for the years ended December 31, 2007 and 2006, respectively. The 401k component of the plan allows participants to defer a portion of their compensation up to 50%. Such deferral accumulates on a tax deferred basis until the employee withdraws the funds. The Company matches the employee contributions for the 401k plan up to 2% of compensation. Total expense recorded for the Company's match for the 401k plan was $29,266 and $58,165 for the years ended December 31, 2007 and 2006, respectively.

As a result of the Acquisition on July 10, 2006, certain directors participate in a deferred compensation agreement. The Bank accrues the liability for these agreements based on the present value of the amount the director is currently eligible to receive. The Company recorded expenses of $25,923 and $15,823 in 2007 and 2006, respectively, related to these agreements. At December 31, 2007 and 2006, the Bank had a recorded liability in the amount of $573,071 and $484,548, respectively, for these plans.

First Federal Savings & Loan Association of Edwardsville, had a profit-sharing plan for those employees who met certain eligibility requirements until the plan termination date of June 30, 2006. The annual contribution to the plan was determined by the Board of Directors, and did not exceed the amount deductible for income tax purposes. The profit-sharing contribution, based on 15% of participants' compensation for the six months ended June 30, 2006 was $46,018.

The Company has an employee stock ownership plan that covers substantially all employees who have attained the age of 21 and completed one year of service. The Clover Leaf Financial Corp. employees became eligible to participate in the plan on January 1, 2007. In connection with the stock offering in 2004, the Company loaned funds to the ESOP for the purchase of the Company's common stock at the initial public offering at $10.00 per share. The Company loan is being repaid with level annual payments of $70,318 over 20 years beginning December 31, 2004. All shares are held in a suspense account for allocation among the participants as the loan is repaid. Shares are released for allocation to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the life of the note. Shares released from the suspense account are allocated among the participants based upon their pro rata annual compensation. The purchase of shares by the ESOP was recorded by the Company as unearned ESOP shares in a contra equity account. As ESOP shares are committed to be released to compensate employees, the contra equity account is reduced and the Company recognizes compensation expense equal to the average fair market value of the shares committed to be released. Compensation expense of $93,361 and $88,062 was incurred for the years ended December 31, 2007 and 2006, respectively.

Dividends on unallocated ESOP shares, together with Company contributions, are used by the ESOP to repay principal and interest on the outstanding note.

Note 13. Employee Benefits (Continued)

ESOP shares issued prior to the conversion date have been adjusted by the exchange ratio of 1.936.

The following table reflects the shares held by the plan at December 31, 2007 and 2006:

	December 31,	
	2007	2006
Unallocated shares (fair value at December 31, 2007 and 2006 of $1,380,999 and $1,662,477 respectively)	136,059	144,563
Allocated shares	34,700	26,196
	170,759	170,759

Note 14. Capital Ratios

The Company's primary source of funds is dividends received from the Bank. By regulation, the Bank is prohibited from paying dividends that would reduce regulatory capital below a specific percentage of assets, without regulatory approval. As a practical matter, dividends distributed by the Bank are restricted to amounts that maintain prudent capital levels.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tangible and Tier I capital (as defined by the regulations) to tangible assets (as defined), total and Tier I capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

Note 14. Capital Ratio's (Continued)

The Bank's actual capital amounts and ratios as of December 31, 2007 and 2006 are presented in the following table.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2007						
Tangible Capital to Tangible Assets	$ 66,518,883	16.97%	$ 5,880,120	1.50%	N/A	N/A
Tier I Capital to Adjusted Total Assets	$ 66,518,883	16.97%	$ 15,680,320	4.00%	$ 19,600,400	5.00%
Tier I Capital to Risk Weighted Assets	$ 66,518,883	23.32%	N/A	N/A	$ 17,112,620	6.00%
Total Capital to Risk Weighted Assets	$ 67,450,046	23.65%	$ 22,817,160	8.00%	$ 28,520,700	10.00%
December 31, 2006						
Tangible Capital to Tangible Assets	$ 63,234,253	16.16%	$ 5,870,000	1.50%	N/A	N/A
Tier I Capital to Adjusted Total Assets	$ 63,234,253	16.16%	$ 15,654,000	4.00%	$ 19,568,000	5.00%
Tier I Capital to Risk Weighted Assets	$ 63,234,253	25.33%	N/A	N/A	$ 14,976,000	6.00%
Total Capital to Risk Weighted Assets	$ 64,944,500	26.02%	$ 19,969,000	8.00%	$ 24,960,000	10.00%

Note 15. Commitments, Contingencies and Credit Risk

The Company and the Bank could be a party to legal actions which are in the normal course of business activities. In the opinion of management, the ultimate resolution of these matters is not expected to have a material effect on the financial position or the results of operations of the Company.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in addition to the amounts recognized in the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Note 15. Commitments, Contingencies and Credit Risk (Continued)

A summary of the notional or contractual amounts of financial instruments, primarily variable rate, with off-balance-sheet risk follows:

	Variable Rate Commitment	Fixed Rate Commitment (in thousands)	Total Commitment	Range of Rates on Fixed Rate Commitment
As of December 2007:				
Commitments to extend credit	$ 25,422	$ 16,929	$ 42,351	4.99% - 18.0%
Standby letters of credit	$ 2,574	$ 2,361	$ 4,935	6.0% - 9.25%
As of December 2006:				
Commitments to extend credit	$ 15,747	$ 3,907	$ 19,654	5.50% - 18.0%
Standby letters of credit	$ 811	$ 2,520	$ 3,331	9.25%

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities of customers. The Company's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The Bank holds collateral, which may include accounts receivables, inventory, property and equipment, income producing properties, supporting those commitments if deemed necessary. In the event, the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Bank would be entitled to seek recovery from the customer. At December 31, 2007 and 2006, no amounts have been recorded as liabilities for the Bank's potential obligations under these guarantees.

The Company does not engage in the use of interest rate swaps, futures, forwards, or option contracts.

Note 16. Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Certain financial instruments and all non-financial instruments are excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate fair values.

Interest-earning time deposits

Due to the short term nature of these deposits, generally three months or less, the carrying amounts of these deposits approximate fair values.

Securities

Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank. The carrying amount of accrued interest receivable approximates its fair value.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans including loans held for sale are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities

The fair values disclosed for demand deposits (savings) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying amount of accrued interest payable approximates its fair value.

Note 16. Fair Value of Financial Instruments (Continued)

Federal Home Loan Bank advances

The fair value of variable rate Federal Home Loan Bank advances approximate carrying value. The fair value of fixed rate Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on current rates for similar advances.

Securities sold under agreements to repurchase

The carrying amounts of securities sold under agreements to repurchase approximate fair value.

Subordinated debentures

The trust preferred debentures are privately held; therefore the carrying value approximates fair value.

The estimated fair values and related carrying or notional amounts of the Company's financial instruments are as follows:

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 37,084,575	$ 37,084,575	$ 92,664,953	$ 92,664,953
Interest-earning time deposits	10,048,058	10,048,058	285,668	285,668
Securities	54,150,008	54,150,008	45,831,623	45,831,623
Federal Home Loan Bank stock	5,603,773	5,603,773	5,603,773	5,603,773
Loans, net	284,919,446	282,630,048	245,025,223	243,432,846
Accrued interest receivable	1,756,954	1,756,954	1,555,823	1,555,823
Financial Liabilities:				
Non-interest bearing deposits	14,799,051	14,799,051	22,037,287	22,037,287
Interest bearing deposits	276,395,967	276,944,892	248,792,359	248,808,392
Federal Home Loan Bank advances	10,431,919	10,503,123	10,325,920	10,268,056
Securities sold under agreement to repurchase	15,893,350	15,893,350	29,437,580	29,437,580
Subordinated debentures	3,842,080	3,842,080	3,798,016	3,798,016
Accrued interest payable	1,107,781	1,107,781	685,617	685,617

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

Note 17. Liquidation Account

As required by current regulations, a liquidation account in the amount of $20.7 million was established in conjunction with the Conversion.

As a result, each eligible account holder or supplemental account holder will be entitled to a proportionate share of this account in the unlikely event of a complete liquidation of the Bank, and only in such event. This share will be reduced if the eligible account holder's or supplemental account holder's deposit balance falls below the amounts on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after Conversion in the related deposit balance. The Bank may not declare, pay a dividend on, or repurchase any of its capital stock of the Bank, if the effect thereof would cause retained earnings to be reduced below the liquidation account amount or regulatory capital requirements. Any purchase of the Company common stock will be conducted in accordance with applicable laws and regulations. Due to various natural events, such as death, relocation, and general attrition of account, the balance in the liquidation account has been reduced to $7.2 million at December 31, 2007.

Note 18. Condensed Financial Statements of Parent Company

Financial information pertaining only to First Clover Leaf Financial Corp. at December 31, 2007 and 2006 is as follows:

Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 4,191,186	$ 14,607,620
Investment securities available for sale	6,083,522	5,324,207
Loans, net	3,000,000	1,000,000
ESOP note receivable	759,162	781,842
Investment in common stock of subsidiary	78,082,832	75,076,371
Other assets	522,613	444,139
Total assets	$ 92,639,315	$ 97,234,179
Liabilities and Stockholders' Equity		
Subordinated debentures	$ 3,842,080	$ 3,798,016
Accrued interest payable	18,549	15,323
Other liabilities	97,283	92,315
Total liabilities	3,957,912	3,905,654
Stockholders' equity		
Common stock	907,403	907,403
Additional paid-in-capital	71,039,791	71,031,467
Retained earnings	22,522,223	22,212,827
Accumulated other comprehensive income (loss)	242,750	(92,817)
Unearned ESOP shares	(645,318)	(730,355)
Treasury stock, at cost; 491,200 shares	(5,385,446)	-
Stockholders' Equity	88,681,403	93,328,525
Total liabilities and stockholders' equity	$ 92,639,315	$ 97,234,179

Condensed Statements of Income
For the Years Ended December 31, 2007 and 2006

	2007	2006
Dividends from subsidiary	$ -	$ -
Interest income	348,902	352,703
	348,902	352,703
Interest expense	298,029	149,171
Other income (loss)	1,832	(446)
Operating expenses	426,256	391,309
Loss before income taxes and equity in undistributed net income of subsidiary	(373,551)	(188,223)
Applicable income taxes	(142,000)	(71,600)
Loss before equity in undistributed net income of subsidiary	(231,551)	(116,623)
Equity in undistributed net income of subsidiary	2,637,699	1,953,274
Net income	$ 2,406,148	$ 1,836,651

Note 18. Condensed Financial Statements of Parent Company (Continued)

Condensed Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities		
Net income	$ 2,406,148	$ 1,836,651
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed net income of subsidiary	(2,637,699)	(1,953,274)
Amortization of premiums and discounts on securities	14,025	1,511
Premiums and discounts on subordinated debentures	44,064	21,016
Increase in other assets	(78,475)	(81,412)
Increase in accrued interest payable	3,226	15,323
Increase (decrease) in other liabilities	(33,205)	7,845
Net cash (used in) operating activities	(281,916)	(152,340)
Cash Flows from Investing Activities		
Purchases of available-for-sale securities	(3,575,000)	-
Proceeds from calls and maturities of available for sale securities	2,900,000	400,000
Loans purchased	(2,000,000)	(1,000,000)
Capital contributed to subsidiary	-	(20,074,600)
Cash paid in acquisition	-	(4,751,648)
Net cash flows (used in) investing activities	(2,675,000)	(25,426,248)
Cash Flows from Financing Activities		
Repayment of ESOP loan	22,680	23,258
Issuance of common stock, net	-	40,144,878
Purchase of treasury stock	(5,385,446)	-
Dividends	(2,096,752)	(1,474,908)
Net cash flows provided by (used in) financing activities	(7,459,518)	38,693,228
Net increase in cash and cash equivalents	(10,416,434)	13,114,640
Cash and cash equivalents at beginning of year	14,607,620	1,492,980
Cash and cash equivalents at end of year	$ 4,191,186	$ 14,607,620

Note 19. Selected Quarterly Financial Data (Unaudited)

The results of operations by quarter for the years ended December 31, 2007 and 2006 were as follows:

Year Ended December 31, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 5,505,616	$ 5,537,508	$ 5,648,410	$ 5,709,467
Interest expense	2,871,948	2,888,922	3,085,987	3,237,210
Net interest income	2,633,668	2,648,586	2,562,423	2,472,257
Provisions for loan losses	45,000	76,000	134,000	92,000
Net interest income after provisions for loan losses	2,588,668	2,572,586	2,428,423	2,380,257
Other income	129,237	133,250	195,497	167,775
Other expenses	1,643,204	1,722,783	1,694,918	1,709,990
Income before income taxes	1,074,701	983,053	929,002	838,042
Income taxes	386,750	367,800	339,400	324,700
Net income	$ 687,951	$ 615,253	$ 589,602	$ 513,342
Basic earnings per share	$ 0.08	$ 0.07	$ 0.07	$ 0.05
Diluted earnings per share	$ 0.08	$ 0.07	$ 0.07	$ 0.05

Year Ended December 31, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 1,914,585	$ 2,018,482	$ 4,832,311	$ 5,103,914
Interest expense	872,568	988,291	2,303,154	2,381,010
Net interest income	1,042,017	1,030,191	2,529,157	2,722,904
Provisions for loan losses	-	-	66,667	300,000
Net interest income after provisions for loan losses	1,042,017	1,030,191	2,462,490	2,422,904
Other income	1,092	1,848	71,978	170,878
Other expenses	504,239	562,325	1,665,444	1,608,224
Income before income taxes	538,870	469,714	869,024	985,558
Income taxes	205,000	178,000	344,900	298,615
Net income	$ 333,870	$ 291,714	$ 524,124	$ 686,943
Basic earnings per share	$ 0.05	$ 0.04	$ 0.06	$ 0.08
Diluted earnings per share	$ 0.05	$ 0.04	$ 0.06	$ 0.08

Weighted-average shares outstanding for periods prior to the Conversion and Reorganization Date have been adjusted by the exchange ratio of 1.936 to calculate earnings per share.

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm on the Supplementary Information

To the Board of Directors
First Clover Leaf Financial Corp. and Subsidiary
Edwardsville, Illinois

Our audit as of and for the year ended December 31, 2007 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidating information is presented for additional analysis of the basic consolidated financial statements rather than to present the financial position and results of operations of the individual entities. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

Champaign, Illinois
March 25, 2008

First Clover Leaf Financial Corp. and Subsidiary

Consolidating Balance Sheet Information
December 31, 2007

Assets	First Clover Leaf Bank	First Clover Leaf Financial Corp.	Eliminations	Consolidated First Clover Leaf Financial Corp. and Subsidiary
Cash and due from banks	$ 8,850,070	$ 4,104,918	$ (4,027,674)	$ 8,927,314
Interest-earning deposits	2,349,043	86,268	(3,587)	2,431,724
Federal funds sold	25,725,537	-	-	25,725,537
Total cash and cash equivalents	36,924,650	4,191,186	(4,031,261)	37,084,575
Interest-earning time deposits	10,048,058	-	-	10,048,058
Securities available for sale	48,066,486	6,083,522	-	54,150,008
Federal Home Loan Bank stock	5,603,773	-	-	5,603,773
Loans, net of allowance for loan losses	281,919,446	3,000,000	-	284,919,446
Loans held for sale	-	-	-	-
Note receivable - ESOP	-	759,162	(759,162)	-
Investment in subsidiary	-	78,082,832	(78,082,832)	-
Property and equipment, net	7,396,104	-	-	7,396,104
Accrued interest receivable	1,706,231	50,723	-	1,756,954
Mortgage servicing rights	404,441	-	-	404,441
Goodwill	9,402,608	-	-	9,402,608
Core deposit intangible	1,528,001	-	-	1,528,001
Other assets	485,968	471,890	-	957,858
Total assets	$ 403,485,766	$ 92,639,315	$ (82,873,255)	$ 413,251,826
Liabilities and Stockholders' Equity				
Liabilities				
Deposits:				
Noninterest bearing	$ 18,826,725	$ -	$ (4,027,674)	$ 14,799,051
Interest bearing	276,399,554	-	(3,587)	276,395,967
Total deposits	295,226,279	-	(4,031,261)	291,195,018
Federal Home Loan Bank advances	10,431,919	-		10,431,919
Securities sold under agreements to repurchase	15,893,350	-	-	15,893,350
Subordinated debentures	-	3,842,080	-	3,842,080
Accrued interest payable	1,089,232	18,549	-	1,107,781
Note payable ESOP	759,162	-	(759,162)	-
Other liabilities	2,002,992	97,283	-	2,100,275
Total liabilities	325,402,934	3,957,912	(4,790,423)	324,570,423
Stockholders' Equity				
Preferred stock	-	-	-	-
Common stock	10	907,403	(10)	907,403
Additional paid-in capital	51,782,499	71,039,791	(51,782,499)	71,039,791
Retained earnings	26,716,742	22,522,223	(26,716,742)	22,522,223
Accumulated other comprehensive income (loss)	228,899	242,750	(228,899)	242,750
Unearned Employee Stock Ownership Plan shares	(645,318)	(645,318)	645,318	(645,318)
Treasury stock, at cost; 491,200 shares		(5,385,446)		(5,385,446)
Total stockholders' equity	78,082,832	88,681,403	(78,082,832)	88,681,403
Total liabilities and stockholders' equity	$ 403,485,766	$ 92,639,315	$ (82,873,255)	$ 413,251,826

First Clover Leaf Financial Corp. and Subsidiary

Consolidating Statement of Income Information
For the Year Ended December 31, 2007

	First Clover Leaf Bank	First Clover Leaf Financial Corp.	Eliminations	Consolidated First Clover Leaf Financial Corp. and Subsidiary
Interest and dividend income:				
Interest and fees on loans	$ 17,663,744	$ 69,065	$ (64,502)	$ 17,668,307
Securities:				
Taxable interest income	2,377,163	267,721	-	2,644,884
Nontaxable interest income	154,821	-	-	154,821
FHLB dividends	129,158	-	-	129,158
Interest-earning deposits, federal funds sold, and other	1,791,811	12,116	(96)	1,803,831
Total interest and dividend income	22,116,697	348,902	(64,598)	22,401,001
Interest expense:				
Deposits	10,474,088	-	(96)	10,473,992
Federal Home Loan Bank advances	577,115	-	-	577,115
Securities sold under agreements to repurchase	734,931	-	-	734,931
Subordinated debentures	-	298,029	-	298,029
Total interest expense	11,786,134	298,029	(96)	12,084,067
Net interest income	10,330,563	50,873	(64,502)	10,316,934
Provision for loan losses	347,000	-	-	347,000
Net interest income after provision for loan losses	9,983,563	50,873	(64,502)	9,969,934
Other income:				
Service fees on deposit accounts	195,540	-	-	195,540
Other service charges and fees	146,133	-	-	146,133
Loan servicing fees	103,025	-	-	103,025
Gain on sale of loans	108,952	-	-	108,952
Gain on sale of assets	64,126	-	-	64,126
Other	6,151	1,832	-	7,983
	623,927	1,832	-	625,759
Other expenses:				
Compensation and employee benefits	2,908,081	40,174	(64,502)	2,883,753
Occupancy expense	879,102	-	-	879,102
Data processing services	409,339	-	-	409,339
Director fees	237,500	-	-	237,500
Professional fees	221,049	275,875	-	496,924
Amortization of core deposit intangible	545,999	-		545,999
Amortization of mortgage servicing rights	91,975			91,975
Other	1,116,096	110,207	-	1,226,303
	6,409,141	426,256	(64,502)	6,770,895
Income (loss) before income taxes	4,198,349	(373,551)	-	3,824,798
Income taxes	1,560,650	(142,000)	-	1,418,650
Net income (loss)	$ 2,637,699	$ (231,551)	$ -	$ 2,406,148

Market for Common Stock

First Clover Leaf Financial Corp.'s common stock trades on the Nasdaq Capital Market under the trading symbol "FCLF."

The following table sets forth the high and low trading prices for shares of our common stock and cash dividends paid per share for the periods indicated. As of December 31, 2007, there were 8,582,831 shares of our common stock issued and outstanding held by approximately 626 holders of record.

We expect that, subject to regulatory requirements and our financial condition and results of operations, quarterly dividends will continue to be paid in the future. See Note 14 to our Consolidated Financial Statements for information on regulatory restrictions on the payment of dividends.

Year Ended December 31, 2007	**High**	**Low**	**Dividend Paid Per Share**
Fourth quarter	$ 11.01	$ 10.00	$ 0.06
Third quarter	11.58	10.18	0.06
Second quarter	11.42	10.45	0.06
First quarter	11.91	11.00	0.06

Year Ended December 31, 2006 (1)(2)	**High**	**Low**	**Dividend Paid Per Share**
Fourth quarter	$ 11.99	$ 11.30	$ 0.06
Third quarter	12.15	10.26	0.06
Second quarter	20.60	19.62	0.13
First quarter	20.25	12.85	0.11

(1) Per share information for the first and second quarter of 2006 does not reflect the 1.936-to-one exchange ratio in connection with our second step conversion that was completed in July 2006.

(2) During the first two quarters of 2006, First Federal Financial Services, MHC, our predecessor mutual holding company parent, waived cash dividends in the amount of $517,000.

STOCKHOLDER INFORMATION

ANNUAL MEETING	TRANSFER AGENT
The Annual Meeting of Stockholders will be held at 4:00 p.m. Illinois time on May 28, 2008 at Sunset Hills Country Club located at 2525 South State Route 157, Edwardsville, Illinois 62025.	Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016 If you have any questions concerning your stockholder account, please call our transfer agent, noted above, at (800) 525-7686. This is the number to call if you require a change of address, records or information about lost address, records or information about lost certificates.
STOCK LISTING	ANNUAL REPORT ON FORM 10-KSB
The Company's Common Stock trades on the Nasdaq Capital Market under the symbol "FCLF."	A copy of the Company's Form 10-KSB for the year ended December 31, 2007, will be furnished without charge to stockholders as of the record date, upon written request to the Secretary, First Clover Leaf Financial Corp. 6814 Goshen Road, Edwardsville, Illinois 62025.
SPECIAL COUNSEL	INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 400 Washington, D.C. 20015	McGladrey & Pullen, LLP 1806 Fox Drive Champaign, Illinois 61820

First Clover Leaf Financial Corp.™

P.O. Box 540 • 6814 Goshen Road • Edwardsville, Illinois 62025

Member FDIC

END